UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No._____)*

Adherex Technologies Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

00686R200
(CUSIP Number)

James E. Besser c/o Manchester Management Company, LLC 131 Charles Street, 1st Floor Boston, Massachusetts 02114 Telephone Number: (617) 399-1741
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No	00686R200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Management Company, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

5,433,650

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

5,433,650

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,433,650

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.6%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No	00686R200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Explorer, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,856,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

3,856,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,856,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.3%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No	00686R200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

JEB Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,577,650

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,577,650

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,577,650

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.1%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No	00686R200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James E. Besser

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

578,000

8.	SHARED VOTING POWER

5,433,650

9.	SOLE DISPOSITIVE POWER

578,000

10.	SHARED DISPOSITIVE POWER

5,433,650

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,011,650

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

21.5%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No	00686R200

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Morgan C. Frank

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

500,000

8.	SHARED VOTING POWER

5,433,650

9.	SOLE DISPOSITIVE POWER

500,000

10.	SHARED DISPOSITIVE POWER

5,433,650

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,933,650

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

21.3%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.	00686R200

Item 1.	Security and Issuer.

The name of the issuer is Adherex Technologies Inc., a Canadian corporation (the "Issuer").  The address of the Issuer's principal executive offices is P.O. Box 13628, 68 TW Alexander Drive, Research Triangle Park, North Carolina 27709.  This Schedule 13D relates to the Issuer's Common Stock, no par value (the "Shares").

Item 2.	Identity and Background.

(a), (f)
The persons filing this statement are Manchester Management Company, LLC, a Delaware limited liability company ("Manchester Management"), Manchester Explorer, L.P., a Delaware limited partnership ("Manchester Explorer"), JEB Partners, L.P., a Delaware limited partnership ("JEB Partners"), James E. Besser, a citizen of the United States of America ("Mr. Besser"), and Morgan C. Frank, a citizen of the United States of America ("Mr. Frank" and, together with Manchester Management, Manchester Explorer, JEB Partners and Mr. Besser, the "Reporting Persons").

(b)	The principal business address for Manchester Management, Manchester Explorer, JEB Partners, Mr. Besser and Mr. Frank is 131 Charles Street, 1st Floor, Boston, Massachusetts 02114.

(c)
Manchester Management provides investment management services to private individuals and institutions, including Manchester Explorer and JEB Partners.  Manchester Management is also the general partner of Manchester Explorer and JEB Partners.  Mr. Besser and Donald Besser serve as the Managing Members of Manchester Management.  Mr. Frank serves as a portfolio manager and a consultant of Manchester Management.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the 5,433,650 Shares beneficially owned by Manchester Management came from the working capital of Manchester Explorer and JEB Partners.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 3,856,000 Shares directly owned by Manchester Explorer came from the working capital of Manchester Explorer.  The net investment costs (including commissions, if any) of the Shares directly owned by Manchester Explorer is approximately $859,993.37. No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 1,577,650 Shares directly owned by JEB Partners came from the working capital of JEB Partners.  The net investment costs (including commissions, if any) of the Shares directly owned by JEB Partners is approximately $382,690.38.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

The funds for the purchase of the 578,000 Shares directly owned by Mr. Besser came from Mr. Besser's personal funds.  The net investment costs (including commissions, if any) of the Shares directly owned by Mr. Besser is approximately $168,115.37. No borrowed funds were used to purchase the Shares.

The funds for the purchase of the 500,000 Shares directly owned by Mr. Frank came from Mr. Frank's personal funds.  The net investment costs (including commissions, if any) of the Shares directly owned by Mr. Frank is approximately $100,000.00. No borrowed funds were used to purchase the Shares.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares for investment purposes.

On November [  ], 2013 Manchester Management, on behalf of the Reporting Persons, entered into a private investment in public equity transaction with the Issuer (the "PIPE Transaction").  Pursuant to the terms of the PIPE Transaction, Manchester Management, on behalf of the Reporting Persons, agreed to purchase units representing approximately 20% of the Issuer's outstanding shares on a fully diluted basis.  Each unit purchased was comprised of one share at the purchase price of $0.40 per share, and one warrant exercisable within the next five years at the conversion price of $0.50 per share.  The PIPE Transaction also gave the Reporting Persons the right to: (i) nominate two persons to serve on the Issuer's Board of Directors; and (ii) participate proportionally in the Issuer's next round of financing.  The Reporting Persons currently plan to nominate two independent directors to serve on the Issuer's Board of Directors pursuant to the terms of PIPE Transaction.

Further, as part of the PIPE Transaction, the two current largest shareholders of the Issuer also agreed to exchange any warrants held at the conversion price of $1.40 to $0.50 on a 1 to 10 ratio.   Finally, the two current largest shareholders of the Issuer agreed vote for a 10 for 1 reverse stock split and to vote to change the name of the Issuer at the Issuer's next Annual Meeting of Shareholders.

Except as set forth above, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof, Manchester Management may be deemed to be the beneficial owner of 5,433,650 Shares (including warrants), constituting 19.6% of the Shares, based upon 27,657,618 shares outstanding as adjusted for warrants beneficially owned by Manchester Management.  Manchester Management has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 5,433,650 Shares.  Manchester Management has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 5,433,650 Shares.

As of the date hereof, Manchester Explorer may be deemed to be the beneficial owner of 3,856,000 Shares (including warrants), constituting 14.3% of the Shares, based upon 27,032,618 shares outstanding as adjusted for warrants beneficially owned by Manchester Explorer.  Manchester Explorer has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 3,856,000 Shares.  Manchester Explorer has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 3,856,000 Shares.

As of the date hereof, JEB Partners may be deemed to be the beneficial owner of 1,577,650 Shares (including warrants), constituting 6.1% of the Shares, based upon 25,782,618 shares outstanding as adjusted for warrants beneficially owned by JEB Partners.  JEB Partners has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 1,577,650 Shares.  JEB Partners has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 1,577,650 Shares.

As of the date hereof, Mr. Besser may be deemed to be the beneficial owner of 6,011,650 Shares (including warrants), constituting 21.5% of the Shares, based upon 27,907,618 Shares outstanding as adjusted for warrants beneficially owned by Mr. Besser.  Mr. Besser has the sole power to vote or direct the vote of 578,000 Shares and the shared power to vote or direct the vote of 5,433,650 Shares.  Mr. Besser has the sole power to dispose or direct the disposition of 578,000 Shares and the shared power to dispose or direct the disposition of 5,433,650 Shares.

As of the date hereof, Mr. Frank may be deemed to be the beneficial owner of 5,933,650 Shares (including warrants), constituting 21.3% of the Shares, based upon 27,907,618 Shares outstanding as adjusted for warrants beneficially owned by Mr. Frank.  Mr. Frank has the sole power to vote or direct the vote of 500,000 Shares and the shared power to vote or direct the vote of 5,433,650 Shares.  Mr. Frank has the sole power to dispose or direct the disposition of 500,000 Shares and the shared power to dispose or direct the disposition of 5,433,650 Shares.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On November [  ], 2013, Manchester Management, on behalf of the Reporting Persons, entered into the PIPE Transaction with the Issuer.  For a description of the PIPE Transaction, please see the response to Item 4 above.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 26, 2013
(Date)

Manchester Management Company, LLC

By: /s/ James E. Besser
Name: James E. Besser Title: Managing Member
Manchester Explorer, L.P.

By: /s/ James E. Besser
Name: James E. Besser Title: Managing Member of the General Partner

JEB Partners, L.P.

By: /s/ James E. Besser
Name: James E. Besser Title: Managing Member of the General Partner

James E. Besser

/s/ James E. Besser

Morgan C. Frank

/s/ Morgan C. Frank

*  Each of the Reporting Persons disclaims beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated November 26, 2013, relating to the Common Stock, no par value of Adherex Technologies Inc. shall be filed on behalf of the undersigned.

November 26, 2013
(Date)

Manchester Management Company, LLC

By: /s/ James E. Besser
Name: James E. Besser Title: Managing Member
Manchester Explorer, L.P.

By: /s/ James E. Besser
Name: James E. Besser Title: Managing Member of the General Partner

JEB Partners, L.P.

By: /s/ James E. Besser
Name: James E. Besser Title: Managing Member of the General Partner

James E. Besser

/s/ James E. Besser

Morgan C. Frank

/s/ Morgan C. Frank

Exhibit B

SCHEDULE OF TRANSACTIONS IN SHARES BY THE REPORTING PERSONS

Schedule of Transactions in Units by Manchester Management Company, LLC on behalf of Manchester Explorer, L.P. and JEB Partners, L.P.

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit
11/22/13	*Private Placement Units	2,500,000	N/A	$0.40

Schedule of Transactions in Units by Manchester Explorer, L.P.

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit
11/22/13	*Private Placement Units	1,875,000	N/A	$0.40

Schedule of Transactions in Units by JEB Partners, L.P.

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit
11/22/13	*Private Placement Units	625,000	N/A	$0.40
10/04/13	Common Stock, no par value	20,000	N/A	$0.3728
9/23/13	Common Stock, no par value	13,500	N/A	$0.4217

Schedule of Transactions in Units by James E. Besser in his personal capacity

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit
11/22/13	*Private Placement Units	250,000	N/A	$0.40

Schedule of Transactions in Units by Morgan C. Frank in his personal capacity

Date of Transaction	Title of Class	Number of Shares/Units Acquired	Number of Shares/Units Disposed	Price Per Share/Unit
11/22/13	*Private Placement Units	250,000	N/A	$0.40

*  Each Unit consists of one common share of the Issuer and one warrant exercisable within the next five years at the conversion price of $0.50 per share.